Filed by: TriVascular Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: TriVascular Technologies, Inc.

Commission File No.: 001-36419

The following are communication guidelines being provided to TriVascular employees

October 26, 2015

Protocol for Contact between TriVascular and Endologix Prior to Completion of Merger

While we look forward to becoming part of Endologix, we need to remember that until the merger is complete Endologix and TriVascular remain independent competitors.

We do not expect to be able to conclude the merger with Endologix until the first quarter of 2016.

Until the merger is completed, we must treat Endologix and its employees as we treat other competitors. And we must compete against Endologix just as aggressively as we always have. Federal antitrust laws mandate that we strictly maintain this separateness until we complete the merger. Endologix will be operating under similar guidelines.

Strictly follow these “Do’s and Don’ts”:

DO NOT contact or communicate with people within Endologix unless specifically asked to do so by Chris Chavez, Mike Kramer, Gale Sheehan or Kim Elting (the “Integration Team”).

•	DO NOT conduct joint customer meetings — instead, we approach our customers on our own, as we always have

•	DO NOT sell or promote Endologix products to customers — instead, we continue to aggressively promote and sell the Ovation® platform, as we always have

•	DO NOT discuss Endologix products with Endologix employees

•	DO NOT engage in discussion or joint decision-making of any kind with Endologix employees — we will not discuss R&D issues, supply issues, pricing issues, design or manufacturing issues, contracting issues, etc.

•	DO NOT make any comments to the press about the proposed merger.

•	DO NOT offer information to the media, community partners, or government officials.

•	DO NOT speculate on any aspect of the transaction and especially anything related to jobs, product plans, or any other post-merger activities.

•	DO NOT offer personal views on the combined company’s plans or strategies.

•	DO NOT share confidential information with anyone at Endologix unless authorized to do so by the Integration Team.

•	DO adopt a “business as usual” approach and maintain a focus on your current job.

•	DO continue to provide our customers with the excellent service and quality that we always provide.

•	DO continue to treat Endologix as an independent competitor.

•	DO represent yourself and TriVascular in a positive and professional manner.

•	DO rely on the contents of the formal communication material available.

•	DO notify the Integration Team of any potentially inappropriate communications between Endologix and TriVascular.

•	DO contact the Integration Team with any questions or concerns.

Thank you very much for your cooperation as we move towards an exciting and productive future as a combined company with Endologix.

Forward-Looking Statements

This communication includes statements that may be forward-looking statements. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements. Endologix and TriVascular caution that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the likelihood that the transaction is consummated on a timely basis or at all, including whether the conditions required to complete the transaction will be met, realization of the expected benefits of the transaction, competition from other products, changes to laws and regulations applicable to our industry, status of our ongoing clinical trials, clinical trial results, decisions and the timing of decisions of regulatory authorities regarding our products and potential future products, risks relating to foreign currency fluctuations, and a variety of other risks. Additional information about the factors that may affect the companies’ operations is set forth in Endologix’s and TriVascular’s annual and periodic reports filed with the Securities and Exchange Commission (the “SEC”). Neither Endologix nor TriVascular undertakes any obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

Additional Information and Where to Find It

The transaction referenced in this communication has not yet commenced, and no proxies are yet being solicited. Endologix plans to file a registration statement on Form S–4 (“S-4”) that will serve as a prospectus for Endologix shares to be issued as consideration in the merger and as a proxy statement of TriVascular for the solicitation of votes of TriVascular stockholders to approve the proposed transaction (the “Proxy Statement/Prospectus”). This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. It is also not a substitute for the S-4, the Proxy Statement/Prospectus or any other documents that Endologix or TriVascular may file with the SEC or send to stockholders in connection with the proposed transaction. THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT ENDOLOGIX, TRIVASCULAR AND THE TRANSACTIONS. TRIVASCULAR STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY DECISION REGARDING VOTING ON THE PROPOSED TRANSACTION.

In addition to the SEC filings made in connection with the transaction, each of Endologix and TriVascular files annual, quarterly and current reports and other information with the SEC. Endologix’s and TriVascular’s filings with the SEC, including the Proxy Statement/Prospectus once it is filed, are available to the public free of charge at the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by TriVascular will be made available free of charge on TriVascular’s website at http://investors.trivascular.com. Copies of documents filed with the SEC by Endologix will be made available free of charge on Endologix’s website at http://investor.endologix.com.

Participants in the Solicitation

Endologix, TriVascular and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies from TriVascular’s stockholders in connection with the proposed transaction. Information regarding Endologix’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 17, 2015; information regarding TriVascular’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 14, 2015. Other information regarding the interests of such potential participants will be contained in the Proxy Statement/Prospectus when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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